UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-11914

CUSIP NUMBER 885218800

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Thornburg Mortgage, Inc.
Full Name of Registrant

Former Name if Applicable

2300 North Ridgetop Road
Address of Principal Executive Office (Street and Number)

Santa Fe, New Mexico 85706
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 1 l-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Amended and Restated Override Agreement dated December 12, 2008 (the “Override Agreement”), by and among Thornburg Mortgage, Inc. (the “Company”), certain affiliates of the Company and JPMorgan Chase Funding Inc. (formerly Bear Stearns Investment Products Inc.) (“JPM”), Citigroup Global Markets Limited (“Citigroup”), Credit Suisse Securities (USA) LLC (“CSUSA”), Credit Suisse International (“CSI”), Greenwich Capital Markets, Inc. (“GCM”), Greenwich Capital Derivatives, Inc. (“GCD”), The Royal Bank of Scotland plc (“RBS”), and UBS AG (“UBS”) (collectively, the “Counterparties”), expired in accordance with its terms. However, the Company announced on March 17, 2009, that it had reached agreement with all of the Counterparties to forebear from demanding payment or exercising any remedies under their various financing agreements through March 31, 2009 to provide the Company with additional time to negotiate and implement a restructuring plan.

The Company entered into a Forbearance Agreement with GCD, GCM, RBS, CSI, CSUSA and JPM, whereby each of those financing counterparties agreed (i) to provide the Company with additional time to restructure its obligations with the Counterparties and the Company’s noteholders, and (ii) subject to certain terms and conditions, not to exercise through March 31, 2009 (the “Standstill Period”) certain remedies that might otherwise be available to them under their respective financings agreements or the security agreement previously executed by the Company in favor of its financing counterparties (the “Security Agreement”). These Counterparties have also agreed that during the Standstill Period they will not dispose of any securities or collateral securing their respective financing agreements or take any action to assert any deficiency claims thereunder. The Standstill Period will terminate earlier if the Company breaches certain covenants and will also terminate for each Counterparty if any other Counterparty breaches its Forbearance Agreement.

The Company also entered into a Forbearance Agreement with Citigroup whereby Citigroup and the Company acknowledged that if March 16, 2009, were the maturity date of the securities loans outstanding under a Global Master Securities Lending Agreement between the Company and Citigroup (the “Global Agreement”), the Company would be obligated to return to Citigroup cash collateral of $1.02 billion, and further agreed that on March 16, 2009, the market value of the mortgage securities collateral pledged by the Company to secure its payment obligation to Citigroup under the Global Agreement was $626.4 million. The parties agreed that Citigroup could retain the mortgage collateral for its own account, with the market value of the collateral being offset against the Company’s payment obligation, and agreed that the balance due from the Company under the Global Agreement will constitute a continuing extension of credit by Citigroup which will be due and payable on March 31, 2009, or sooner if certain early termination events occur (the “Citigroup Standstill Period”). Citigroup further agreed that during the Citigroup Standstill Period it will not assert any deficiency claim against the Company or exercise certain remedies that might otherwise be available to it under the Global Agreement or the Security Agreement.

The Company entered into a Termination and Purchase Agreement (the “Termination Agreement”) with UBS pursuant to which (i) the Company agreed to transfer to UBS certain securities (the “Relevant Securities”) previously financed by the Company through a Master Repurchase Agreement between the Company and UBS (the “Repurchase Agreement”), and (ii) the parties agreed to apply the specified value of the Relevant Securities against the aggregate purchase price otherwise due from the Company to UBS under the Repurchase Agreement in respect of the Relevant Securities. The Company and UBS have further agreed that, after giving effect to the transfer of the Relevant Securities to UBS, the Company continues to owe UBS a deficiency amount of $86.6 million under the Repurchase Agreement. However, UBS has in the Termination Agreement granted the Company a grace period for the payment of this deficiency amount pursuant to which the Company is not required to make such payment until March 31, 2009, or sooner if certain early termination events occur (the “UBS Standstill Period”). Concurrently with the execution of the Termination Agreement, the Company also entered into a Forbearance Agreement with UBS whereby UBS agreed that during the UBS Standstill Period it will not assert any deficiency claim against the Company or exercise certain remedies that might otherwise be available to it under the Repurchase Agreement or the Security Agreement.

The Registrant has also recently engaged restructuring counsel and a financial advisor to assist in developing a restructuring plan and is currently considering various strategic alternatives available to restructure its remaining financing agreements, the satisfaction of the deferred payment amounts, obligations to noteholders and other obligations, that are impacted by the expiration of the Amended and Restated Override Agreement and the Forbearance Agreements and the Termination Agreement. These transactions may include a consensual restructuring, reorganization or recapitalization of the Company and may also include the filing of a petition for relief under Chapter 11 of the United States Bankruptcy Code. Because of the significant efforts required by management and the Registrant’s accounting and finance staff to negotiate, analyze and prepare documentation relating to these alternatives, as well as considering the potential impact of these options and the Forbearance Agreements and Termination Agreement described above on the Registrant’s financial condition and ability to continue as a going concern, the Registrant is not able to file its 10-K for the year ended December 31, 2008 without unreasonable effort or expense.

        In addition, while the Registrant’s independent auditors have not completed their audit and have not rendered their opinion with respect to the Registrant’s consolidated financial statements, the Registrant believes that the independent auditors report on the Registrant’s consolidated financial statements will include an explanatory paragraph concerning the Registrant’s ability to continue as a going concern.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Clarence G. Simmons, III	(505)	989-1900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant currently anticipates that it will report a significant change in its results of operations for the year ended December 31, 2008 from the previous fiscal year, as the accounting related to the Override Agreement and Amended and Restated Override Agreement and the expiration thereof, and the March 31, 2008 financing transaction and related transactions through 2008 that was disclosed on the Registrant’s Current Reports on Form 8-K and 8-K/A filed on April 2, 2008 and April 4, 2008, and in the Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 will be reflected for the year ended December 31, 2008 and was not in the previous fiscal year. There also continues to be significant volatility in the mortgage industry which also impacts the Registrant’s results of operations as it has been unable to resume it loan origination activity and will have a significant impact on the net realizable value of the Registrant’s mortgage-backed securities.

Thornburg Mortgage, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2009	By	/s/ Larry A. Goldstone
Larry A. Goldstone President and Chief Executive Officer